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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2000

                      SPARKLING SPRING WATER GROUP LIMITED

                19 FIELDING AVENUE, DARTMOUTH, NS, CANADA B3B 1C9
                -------------------------------------------------
                    (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

          Form 20-F  __X__                           Form 40-F  _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.]

               Yes  _____                              No __X__

On May 12, 2000 Sparkling Spring Water Group Limited issued a press release announcing agreement to acquire Mr. Softwater and enter the Calgary, Alberta Canada market.

On May 16, 2000 Sparkling Spring Water Group Limited issued a press release announcing record first quarter revenue and EBITDA.

Exhibit I -  Press release dated May 12, 2000 announcing agreement to acquire
             Mr. Softwater and enter the Calgary, Alberta Canada market.

Exhibit II - Press release dated May 16, 2000 announcing record first quarter revenue and EBITDA.


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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Sparkling Spring Water Group Limited

                                       By:
                                          ---------------------------------
                                       Name:  David M. Arnold
                                       Title: Vice President Finance, Treasurer

Date: May 19, 2000


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                                                                       EXHIBIT I

     PRESS RELEASE (For Immediate Release)                          May 12, 2000

                     SPARKLING SPRING WATER GROUP ANNOUNCES
            AGREEMENT TO ACQUIRE MR. SOFTWATER AND ENTER THE CALGARY,
                              ALBERTA CANADA MARKET

DARTMOUTH, NOVA SCOTIA -- Sparkling Spring Water Group Limited is pleased to announce that it has signed an Agreement to acquire Mr. Softwater which operates the leading Home and Office Water business under the CoolSpring brand in Calgary, Alberta, Canada. Mr. Softwater serves over 5,000 customers in the greater Calgary area.

"We appreciate and wish to thank our many customers and friends as well as CoolSpring's management team and loyal employees who so diligently contributed to the success of Mr. Softwater and Cool Spring Bottled Water. We wish Sparkling Spring success as they continue to grow the Alberta market and beyond", stated Don Gathercole, President, and Wilma Gathercole, Chief Executive Officer. They added, "Chad and Jodi Gathercole will be staying on with the business and are looking forward to their involvement with the Sparkling Spring Water Group of companies".

According to Stewart Allen, Sparkling Spring's President, "CoolSpring, under the leadership of the Gathercole family, has built a reputation for excellent quality and service. We are very pleased to be entering the Calgary market which adds a new "core" market to the SSW portfolio of Home and Office water companies." Mr. Allen added, "We continue to look for acquisitions in new markets and in markets where we already operate that will supplement our business growth."

The Company expects to close the transaction in late May.

Sparkling Spring also announced that it has received a commitment from its senior lender to increase its Senior Credit Facility to $38 million from $30 million. The increased credit has been added to the Company's acquisition credit facility.

"I am pleased by the confidence shown by our Senior Lender in granting us this increase in credit availability" said Dillon Schickli, Chief Financial Officer. Mr. Schickli added, "This increase provides us with the ability to take advantage of further acquisition opportunities as they arise."

Sparkling Spring is a leading producer and distributor of bottled water to the home and office segment. The Company does business as "Nature Springs" in England, "Water at Work" in Scotland, "Sparkling Springs" in the Atlantic Provinces of Canada, "Canadian Springs" in British Columbia, Canada, and in the United States, "Cullyspring" and "Crystal Springs" in Washington and "Crystal Springs" in Oregon.

The statements contained in this release that are not historical facts are forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ


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materially from those in such statements. The results could be affected by, among other things, general business conditions, the impact of competition, weather, the seasonality of the Company's business, the ability to obtain financing, interruption in the availability of water from the Company's water sources, government regulations, labor relations and currency fluctuations. Investors also should consider other risks and uncertainties described in further detail in documents filed by the Company with the Securities and Exchange Commission.

CONTACT:

K. DILLON SCHICKLI
c/o C.F. Capital Corporation
970-926-4826
970-926-4827 Fax


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                                                                      EXHIBIT II

PRESS RELEASE (For Immediate Release)                               May 16, 2000

                          SPARKLING SPRING WATER GROUP
                                ANNOUNCES RECORD
                        FIRST QUARTER REVENUE AND EBITDA
                          (ALL CURRENCY AMOUNTS IN US$)

DARTMOUTH, NOVA SCOTIA -- Sparkling Spring Water Group Limited announced record first quarter revenues of $15.6 million up 8.2% from the first quarter of 1999. EBITDA for the quarter was $3.9 million up 15.8% from the 1999 period. The Company recorded a net loss of approximately $2.1 million in the first quarter of 2000 up slightly from a loss of $1.9 million in the 1999 first quarter.

The Company's improved operating results in the quarter were driven by an increase in its home and office water business that achieved a 10.2% increase in water revenues from the 1999 first quarter on a unit volume increase of 8.2%. The EBITDA margin in the first quarter 2000 increased to 25.3% from 23.7% in the 1999 first quarter as the Company's gross margin improved due to an increased percentage of revenue related to the higher margin Home and Office water sales.

"I am pleased with the first quarter results. They reflect continued growth and improvement over the prior year," said Stewart E. Allen, President. Mr. Allen added, "This is especially the case as significant increases in fuel costs and higher sales expenses ahead of the planned second quarter sales push resulted in operating expenses as a percentage of sales being flat versus year ago levels."

Interest expense for the quarter increased by $0.3 million due to a lower benefit from the Company's currency swap. Excluding the impact of changes in the value of the Company's currency swap and non-cash amortization of financing expenses, interest expense declined by $0.1 million. This decline was the result of a lower average interest rate on slightly higher debt levels versus the year ago quarter. Total interest bearing debt, net of cash, remained flat versus the balance at December 31, 1999. Capital expenditures for the quarter were $1.8 million down from $2.3 million in the 1999 first quarter.

Sparkling Spring is a leading producer and distributor of bottled water to the home and office segment. The Company does business as "Nature Springs" in England, "Water at Work" in Scotland, "Sparkling Springs" in the Atlantic Provinces of Canada, "Canadian Springs" in British Columbia Canada, and in the United States "Cullyspring" and "Crystal Springs" in Washington and "Crystal Springs" in Oregon.

The statements contained in this release that are not historical facts are forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in such statements. The results could be affected by, among other things, general business conditions, the impact of competition, weather, the seasonality of the Company's business, the ability to obtain financing, interruption in the availability of water from the Company's water sources, government regulations, labor relations and currency fluctuations. Investors also should consider other risks and uncertainties described in further detail in documents filed by the Company with the Securities and Exchange Commission.


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CONTACT:
K. DILLON SCHICKLI
c/o C.F. Capital Corporation
P. O. Box 1415
Edwards, CO. 81632
Tel: 970-926-4826
Fax: 970-926-4827